RELIANCE
Anil Dhirubhai Ambani Group

82-35009



**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in


06017454

10th October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended 30th September, 2006.

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 18th October, 2006, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th September, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Dy. Company Secretary



